South Dakota Soybean Processors, LLC

100 Caspian Avenue

Box 500

Volga, SD  57071

February 3, 2006

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

VIA EDGAR

Re:	South Dakota Soybean Processors, LLC
Post-Effective Amendments No. 1 and 2
to Registration Statement on Form S-1
File No. 333-114508

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, South Dakota Soybean Processors, LLC ( the “Company”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of Post-Effective Amendment Nos. 1 and 2, including the exhibits filed therewith (the “Post-Effective Amendments”) to the Company’s Form S-1 Registration Statement (File No. 333-114508) (the “Registration Statement”).  The Post-Effective Amendment No.1 was filed by the Company on June 9, 2005 and the Post-Effective Amendment No. 2 was filed by the Company on November 14, 2005.

The Company requests withdrawal of the Post-Effective Amendments because the Company has returned all funds it was holding in escrow for subscription agreements received after May 31, 2005 and has determined not to extend the termination date for the offering conducted under the Registration Statement from May 31, 2005 to June 30, 2005.  No securities were sold under the Post-Effective Amendments.

If you have any questions or require anything further in connection with this request, please feel free to call our counsel, Mark Weitz at (612) 335-1517 or Marci Winga at (612) 335-1784.

Very truly yours,

South Dakota Soybean Processors, LLC

/s/ James A. Seurer
James A. Seurer
Chief Financial Officer